UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Trecora Resources

(Name of Subject Company (Issuer))

Balmoral Swan MergerSub, Inc.

(Name of Filing Person (Offeror)) a direct wholly owned subsidiary of

Balmoral Swan Parent, Inc.

(Name of Filing Person (Offeror))

Balmoral Funds LLC

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Balmoral Swan MergerSub, Inc.

c/o Balmoral Funds LLC

11150 Santa Monica Blvd., Suite 825

Attention: David Shainberg

Telephone: (310) 473-3065

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kipp B. Cohen

Alan Lieblich

James Barnes

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

(215) 569-5500

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 25, 2022 by Balmoral Swan MergerSub, Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Balmoral Swan Parent, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Trecora Resources (“Trecora” or the “Company”), a Delaware corporation, at a price of $9.81 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated May 25, 2022, and the related Letter of Transmittal, as amended.

The Schedule TO is hereby amended and supplemented as follows:

Item 11. Additional Information.

(a)

The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by (i) revising the title of the section to read “Certain Legal Matters; Regulatory Approvals; Litigation,” and (ii) adding the following paragraph after the last paragraph of the subsection entitled “State Takeover Laws”:

Legal Proceedings. “On May 31, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Trecora Resources, et al., Case No. 1:22-cv-4474 (the “Stein Complaint”). On June 2, 2022, the Company received a demand from a purported Company stockholder (the “Wilson Demand”). Also on June 2, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Board in the United States District Court for the Southern District of New York, captioned William Johnson v. Trecora Resources, et al., Case No. 1:22-cv-04585 (the “Johnson Complaint”). On June 3,

2022, a purported Company stockholder filed a complaint against the Company and each member of the Board in the United States District Court for the Eastern District of New York, captioned Denise Redfield v. Trecora Resources et al., Case No. 1:22-cv-03301 (the “Redfield Complaint,” together with the Stein Complaint and the Johnson Complaint, the “Complaints”). Also on June 3, 2022, the Company received two additional demands from two purported Company stockholders (the “Dixon Demand” and the “Kaufmann Demand,” together with the Wilson Demand, the “Demands”).

The Complaints and Demands allege violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. Each of the Complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper. The Stein Complaint also seeks an accounting of damages. The Company believes the claims asserted in each of the Complaints and Demands are without merit.

Additional lawsuits may be filed against the Company and their respective directors in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, Parent, Purchaser, and the Company will not necessarily announce such additional filings.”

(c)	The information in the Letter of Transmittal, an amended copy of which is filed as Exhibit (a)(1)(B) to this Amendment in order to correct a typographical error, is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), as amended.

(a)(1)(H)	Letter to Stockholders, dated June 7, 2022.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022

BALMORAL SWAN MERGERSUB, INC.

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

BALMORAL SWAN PARENT, INC.

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

BALMORAL FUNDS LLC

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated May 25, 2022.

(a)(1)(B)**	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), as amended.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Participants in the Texas Oil & Chemical Co. II, Inc. 401(k) Plan

(a)(1)(G)*	Text of Summary Advertisement, as published in The New York Times on May 25, 2022.

(a)(1)(H)**	Letter to Stockholders, dated June 7, 2022.

(b)(1)*	Revolving Credit Commitment Letter, dated as of May 11, 2022, by Bank of America, N.A. to Parent.

(b)(2)*	Term Loan Debt Commitment Letter, dated as of May 11, 2022, by White Oak Global Advisors, LLC and SPP Credit Advisors, LLC to Parent.

(d)(1)*	Agreement and Plan of Merger, dated as of May 11, 2022, by and among Trecora, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(d)(2)*	Amendment to Agreement and Plan of Merger, dated May 25, 2022, by and among Trecora, Parent, and the Offeror.

(d)(3)*	Equity Commitment Letter, dated as of May 11, 2022, by Balmoral Special Situations Fund III, L.P. to Parent.

(d)(4)*	Assignment and Assumption Agreement by and between Balmoral Special Situations Fund III, L.P. and Balmoral Special Situations Fund IV, L.P.

(d)(5)*	Limited Guarantee, dated as of May 11, 2022, delivered by Balmoral Special Situations Fund III, L.P. in favor of Trecora Resources.

(d)(6)*	Confidentiality Agreement, dated as of December 16, 2021, between Trecora Resources and Balmoral Funds LLC.

(d)(7)*	Tender and Support Agreement, dated as of May 11, 2022, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.2 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(g)	None.

(h)	None.

107*	Filing Fee Exhibit

*	Previously filed.
**	Filed herewith.